UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

10 January 2005

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

January 10, 2005

Contact:
Blue Square-Israel Ltd.
Iris Penso
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax:           : 972-3-9282498
Email: irisp@bsi.co.il

Blue Square-Israel in Negotiations to Purchase 50% of Toy Store
Chain Hamachsam Hamerkazi Kfar Hashaashuim Ltd.

Rosh Haayin, Israel – January 10, 2005 – Blue Square-Israel Ltd. (NYSE: BSI), announced today that it is conducting negotiations to acquire 50% of the holdings of Hamachsam Hamerkazi Kfar Hashaashuim Ltd. (“Hamachsan”), a company which operates a number of retail chains in Israel, selling toy and other non-food products through approximately 181 franchised outlets.

Among Hamachsan’s chains is “All for a Dollar,” a format which BSI has implemented in a pilot project in one of its supermarkets. In light of the impressive success of the pilot, BSI intends to implement “All for a Dollar” sales in an additional 40 supermarkets.

BSI is pursuing the acquisition as part of its strategy of growth via expansion of non-food operations.

As part of the process, BSI has signed a “put option” contract giving some of Hamachsan’s shareholders the right to obligate BSI to purchase 50% of Hamachsan shares for a specified sum. The option was granted to enable these shareholders to obtain the financing required to purchase the shares of another Hamachsan shareholder, a condition necessary for the acquisition negotiations to continue.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 165 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2003.